Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On November 1, 2007, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE’S VOLUME RISES 41% IN OCTOBER;

Average Daily Volume Of 3.9 Million Contracts Is 35% Above Year Ago,

New All-Time Record Set In Monthly Equity Options Volume

CHICAGO, November 1, 2007 – The Chicago Board Options Exchange (CBOE) announced today that average daily volume during October totaled 3,869,575 contracts, an increase of 35% over the average daily volume of 2,876,483 contracts from October 2006. For the month, a total of 89,000,228 contracts traded, which was 41% above the 63,282,628 contracts traded from a year ago.

Total equity options volume for the month rose 35% to 51,777,531 contracts, up from 38,416,714 contracts in October 2006. The 51.8 million contracts traded during October was a new all-time high for monthly equity options volume at CBOE, topping the previous record of 49.4 million contracts traded during August 2007.

Year-to-date, total volume at CBOE is 774.9 million contracts, while average daily volume through October is 3.7 million contracts, an increase of 38% over the same period in 2006. In equity options, 414.6 million contracts have traded year-to-date, which is 28% above the 323.4 million contracts traded year-to-date 2006.

	October 2007 Volume (23 days)	% Change vs Oct 2006 (22 days)	% Change vs Sept 2007 (19 days)	Year-To-Date Volume (210 days)	% Change vs 2006 (210 days)
Industry Total	291,994,503	+53%	+44%	2,314,789,537	+38%
CBOE Total	89,000,228	+41%	+32%	774,978,968	+38%
Avg Daily Vol	3,869,575	+35%	+9%	3,690,376	+38%
Equity	51,777,531	+35%	+50%	414,587,934	+28%
Index & ETF	37,222,508	+50%	+14%	360,385,586	+51%
ETF (only)	17,449,528	+66%	+13%	168,834,978	+56%
Open Interest	285,008,797	+28%	+8%	—	—

CBOE’s October Market Share of Industry Volume Was 30.5%

In October, CBOE’s market share of total industry volume was 30.5%. This was a decrease of more than two and a half percentage points from October 2006. Year-to-date, CBOE’s total market share of 33.5% is down slightly from the same period in 2006.

CBOE Market Share	October 2007 Market Share	% Change vs October 2006	% Change vs Sept 2007	Year-To-Date Market Share	% Change vs 2006
Exchange	30.5%	-2.6%	-2.6%	33.5%	-0.1%
Equity	25.2%	-1.4%	-0.7%	26.1%	-0.3%
Index & ETF (multiple listings only)	29.1%	-9.9%	-5.4%	37.9 (last 12 months)%	-0.9%

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Page 2/4  CBOE October 2007 Volume Summary

Seat Price At CBOE Reaches A New All-Time High Of $2.9 Million,

CBOE’s Third Quarter Revenue Increases 53% To $96.8 Million

•                          During October, total volume in index and ETF options tallied 37.2 million contracts, an increase of 50% from October 2006’s volume of 24.9 million contracts. Year-to-date, index and ETF volume of 360.4 million contracts traded has grown 51%, up from the 238.5 million contracts traded during the same period in 2006.

•                          The top five most-actively traded index and ETF options at CBOE during October were S&P 500 Index (SPX), iShares Russell 2000 Index Fund (IWM), Standard & Poor’s Depositary Receipts (SPY), PowerShares QQQ Trust (QQQQ), and CBOE Volatility Index (VIX).

•                          Average daily volume in VIX options during October was 119,630 contracts, making VIX options the second most actively traded index, and the fifth most actively traded product at CBOE during the month. Total volume for the month in VIX options was 2,751,494 contracts, up 354% over October 2006. Year-to-date, 19.0 million contracts have traded, 387% ahead of October 2006’s year-to-date volume of 3.9 million contracts.

•                          Volume in options on the CBOE Russell 2000 Volatility Index (RVX) totaled 10,110 contracts traded during October, an increase of 179% over the 3,620 contracts traded during September 2007. RVX options were launched on September 27, 2007.

•                          The top five most actively traded equity options during October were Apple Inc. (AAPL), Companhia Vale do Rio Doce (RIO), Google Inc. (GOOG), Research in Motion (RIMM), and Yahoo! Inc. (YHOO).

•                          A CBOE membership, or seat, traded at a new all-time high price of $2,900,000 on Wednesday, October 31. This topped the previous record of $2,750,000, which was set on Wednesday, October 24. During October, five seats traded, bringing the total number of seat sales for the year to 81.

•                          On Thursday, October 18, CBOE announced its unaudited third quarter 2007 financial results. Pre-tax profit for the three-month period ending September 30, 2007 was $41.2 million, while net income for the third quarter was $22.7 million. Year-to-date, CBOE reported a pre-tax profit of $103.7 million on average daily volume of 3.7 million contracts per day. During the third quarter of 2007, CBOE recorded total revenues of $96.8 million, compared with $63.4 million for the same quarter last year. The $33.4 million increase (53% over third quarter 2006), reflects higher transaction fees generated by strong growth in contracts traded. Year-to-date, revenues totaled $259.3 million, compared with $193.1 million for the same period in 2006. The $66.2 million increase (34% over 2006) reflects the higher trading volume in 2007 compared with 2006. Year-to-date, expenses increased 7% and net income increased 108% compared with the same nine-month period in 2006.

•                          Volume at the CBOE Futures Exchange (CFE) was 108,103 contracts traded during October, an increase of 31% over October 2006. Average daily volume for October, the third busiest month on record at CFE, was 4,700 contracts. Additionally, monthly volume in CBOE Volatility Index (ticker VX) futures was 97,776 contracts traded, up 23% versus October 2006, and volume in futures on the CBOE DJIA Volatility Index (ticker DV) was 4,069 contracts traded, up 20% over October 2006. 4,804 contracts were traded in futures on the CBOE Russell 2000 Volatility Index (ticker VR), an increase of 119% over September 2007. VR futures were launched on July 6, 2007.

•                          During October, volume at the CBOE Stock Exchange (CBSX) totaled 131,824,663 shares, an increase of 45% over the 90,825,067 shares traded in September. Average daily volume at CBSX was 5.7 million shares and a total of 192,855 trades were executed during October. CBSX launched on March 5, 2007.

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Page 3/4  CBOE October 2007 Volume Summary

CBOE Individual Index Volume Figures For October 2007

Symbol	Product	Total Volume	% Change vs Oct 06	% Change vs Sept 07	Open Interest	% Change vs 2006
SPX	S&P 500 Index	12,891,192	+36%	+7%	10,625,101	+21%
VIX	CBOE Volatility Index (options)	2,751,494	+354%	+19%	1,759,074	+80%
SPY	Standard & Poor’s Depositary Receipts (SPDRs)	4,391,996	+135%	+15%	9,341,977	+88%
XSP	Mini-S&P 500 Index	65,942	-59%	+207%	760,410	-12%
OEX	S&P 100 Index (American-Style Exercise)	1,089,821	-23%	+9%	330,870	-19%
XEO	S&P 100 Index (European-Style Exercise)	186,755	-66%	0%	140,887	-33%
DJX	Dow Jones Industrial Average	725,470	+32%	+70%	827,758	+2%
DIA	DIAMONDS Trust, Series 1	544,901	-15%	-11%	1,855,867	+37%
NDX	Nasdaq-100 Index	581,267	-26%	+46%	610,345	-14%
MNX	CBOE Mini-NDX Index (based on Nasdaq-100)	466,057	+17%	+84%	2,154,351	+3%
QQQQ	PowerShares QQQ Trust	3,812,239	+31%	+40%	11,415,749	+49%
RUT	Russell 2000 Index	917,302	+484%	+63%	1,896,114	+205%
RVX	CBOE Russell 2000 Volatility Index (options)	10,110	—	+179%	9,257	—
IWM	iShares Russell 2000 Index Fund	5,414,728	+42%	-6%	8,215,208	+15%
SMH	Semiconductor HOLDRs Trust	65,862	-59%	+21%	1,063,590	-4%
OIH	Oil Services HOLDRs Trust	268,463	-6%	+11%	586,639	+19%
EEM	iShares MSCI Emerging Markets Index	772,957	+606%	+53%	1,222,271	+387%
XLF	Financial Select SPDR	627,831	+1,448%	+58%	3,668,346	+251%
XLE	Energy Select SPDR	270,165	+8%	+70%	1,507,882	+23%

CBOE, the largest U.S. options exchange and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, access the CBOE website at: www.cboe.com.

CBOE Contacts:

Debbie Baratz	Gary Compton
(312) 786-7123	(312) 786-7612
baratz@cboe.com	comptong@cboe.com

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Page 4/4  CBOE October 2007 Volume Summary

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO® and OEX® are registered trademarks of Chicago Board Options Exchange, Incorporated. SPXSM, XSPSM MNXSM, CBSXSM and CBOE Stock ExchangeSM are service marks of Chicago Board Options Exchange, Incorporated. CFESM and CBOE Futures Exchange are service marks of CBOE Futures Exchange, LLC. Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc. Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company. CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement. The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license. Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq-100 Index Tracking StockSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “HOLding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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